SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INHIBRX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45720L 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45720L 107	13G	Page 2 of 4

(1)	Names of Reporting Persons Deveraux Trust U/A DTD 10/19/2009

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power 0

(6) Shared Voting Power 1,966,455 shares of Common Stock

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,966,455 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,966,455 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.0% (1)

(12)	Type of Reporting Person (See Instructions) OO

(1)Based on approximately 38,991,307 shares of the Issuer’s Common Stock outstanding as of December 31, 2021.

CUSIP NO. 45720L 107	13G	Page 3 of 4

(1)	Names of Reporting Persons Quinn L. Deveraux

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power 0

(6) Shared Voting Power 2,311,455 shares of Common Stock (1)

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,311,455 shares of Common Stock (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,455 shares of Common Stock (1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9% (2)

(12)	Type of Reporting Person (See Instructions) IN

(1)Consists of (i) 1,966,455 shares of Common Stock held by the Deveraux Trust U/A DTD 10/19/2009, of which Dr. Deveraux is the trustee, and (ii) 345,000 shares of Common Stock held by Dr. Deveraux’s spouse.
(2)Based on approximately 38,991,307 shares of the Issuer’s Common Stock outstanding as of December 31, 2021.

CUSIP NO. 45720L 107	13G	Page 4 of 4

Item 1.
(a)	Name of Issuer: Inhibrx Inc., a Delaware corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 11025 N. Torrey Pines Road, Suite 200, La Jolla, California 92037

Item 2 (a).
Name of Person Filing:
This Statement is being filed on behalf of Dr. Quinn Deveraux (“Dr. Deveraux”), as an individual, and the Deveraux Trust U/A DTD 10/19/2009 (the “Trust”). Each of Dr. Deveraux and the Trust may be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The agreement between the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed with this Statement as Exhibit 1.

Item 2 (b).	Address of Principal Business Office or, if none, Residence: c/o Inhibrx Inc. 11025 N. Torrey Pines Road, Suite 200, La Jolla, California 92037
Item 2 (c).	Citizenship: Dr. Deveraux is a citizen of the United States of America. The Trust was established under the laws of the United States.
Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2 (e)	CUSIP Number: 45720L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	o	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	o	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	o	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	o	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	o	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	o	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	o	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	o	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	o	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	o	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	o	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP NO. 45720L 107	13G	Page 5 of 4

Item 4. Ownership
The Trust is the beneficial owner of 1,966,455 shares of Common Stock. Such shares of Common Stock represent 5.0% of the Common Stock of the Issuer, calculated on the basis of 38,991,307 shares of the Issuer’s Common Stock outstanding as of December 31, 2021.

Dr. Deveraux is the beneficial owner of 2,311,455 shares of Common Stock, consisting of
(i) 1,966,455 shares of Common Stock held by the Trust, and (ii) 345,000 shares of Common Stock held by Dr. Deveraux’s spouse. Such shares of Common Stock represent 5.9% of the Common Stock of the Issuer, calculated on the basis of 38,991,307 shares of the Issuer’s Common Stock outstanding as of December 31, 2021.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Deveraux Trust U/A DTD 10/19/2009 By: /s/ Quinn L. Deveraux Name: Quinn L. Deveraux Title: Trustee
Quinn L. Deveraux By: /s/ Quinn L. Deveraux Quinn L. Deveraux

CUSIP NO. 45720L 107	13G	Page 6 of 4

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement, dated February 11, 2022, by and between the Reporting Persons.

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the under-signed, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the under-signed without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 11, 2022

Deveraux Trust U/A DTD 10/19/2009 By: /s/ Quinn L. Deveraux Name: Quinn L. Deveraux Title: Trustee

Quinn L. Deveraux
/s/ Quinn L. Deveraux Quinn L. Deveraux